Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges
($ amounts in thousands)

	Year Ended October 31,
	2012	2013	2014	2015	2016
Earnings:
Income before income taxes	$112,942	$267,697	$504,582	$535,562	$589,027
Adjustments to income before income taxes:
Income from unconsolidated entities	(23,592)	(14,392)	(41,141)	(21,119)	(40,748)
Distributed earnings from unconsolidated entities	5,258	23,468	43,973	19,459	15,287
Interest expense	90,521	115,238	142,851	147,477	162,609
Rent expense	3,728	3,658	4,128	4,195	4,453
Amortization	1,782	2,952	3,639	3,516	3,765
	$190,639	$398,621	$658,032	$689,090	$734,393

Fixed charges:
Interest incurred	$125,783	$134,198	$163,815	$155,170	$164,001
Rent expense	3,728	3,658	4,128	4,195	4,453
Amortization	1,782	2,952	3,639	3,516	3,765
	$131,293	$140,808	$171,582	$162,881	$172,219
Ratio of earnings to fixed charges	1.45	2.83	3.84	4.23	4.26